Memorandum of Compliance

                    Outlining Certain Changes Reflected in

            Amendment No. 2 to Registration Statement on Form SB-2

                            of SpeechSwitch, Inc.

Set forth below are the responses of SpeechSwitch, Inc. to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to Amendment No.1 to the Registration Statement on Form SB-2 of the Company, which was filed with the SEC on January 14, 2005. For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The responses described below are contained in Amendment No. 2 to the Registration Statement on Form SB-2 ("Amendment No. 2" or the "registration statement"), which is being filed simultaneously herewith. Capitalized terms used herein are intended to have the meanings ascribed to such terms in the Amendment No. 2.

General

1. We note your response to our prior comment no. 1. We acknowledge that you have entered into an agreement. However, we reiterate that the structure of your `equity line' transaction does not fit the necessary parameters for a valid equity line financing with respect to our guidance concerning such financings. In particular the necessary purchase commitment of the investor was not established in an equity line agreement prior to the filing of the resale registration statement for the equity line shares. We do not concur with your assertion that you may subsequently satisfy the conditions we cited in the prior letter and use the existing equity line at that time. See interpretation 4S of the March 1999 supplement to the telephone interpretation manual. Your reference to an `equity line' arrangement in a manner that suggests it is or will become a source of funding on which you and investors may rely is not appropriate. Please revise the disclosure throughout the filing to remove any implication that the agreement you refer to as an `equity line' provides you with a viable mechanism to obtain needed financing. In this regard, your summary, risk factors and management's discussion and analysis, as well as the reference on page F-15 should all be revised to provide investors with information concerning this agreement that will not be readily misinterpreted. In the context of an agreement that does not provide a viable source of financing, we do not understand why detailed descriptions of the financial terms of the agreement or the procedures associated with hypothetical performance under that agreement conforms to the requirements of Rule 421(b).

In response to the Staff's comment, SpeechSwitch and Cornell Capital Partners LLP ("Cornell Capital") entered into a termination agreement dated as of February 28, 2005 pursuant to which the equity line transaction was terminated. On March 9, 2005, SpeechSwitch obtained a non-binding commitment from Cornell Capital whereby Cornell Capital has agreed, subject to satisfaction of conditions, to enter into definitive documentation to purchase up to $10 million of

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SpeechSwitch's common stock upon the terms set forth in the commitment letter and the definitive documentation to be executed after satisfaction of stated closing conditions. Each of the termination agreement and commitment letter is being filed as an exhibit to the registration statement concurrently with this filing. In addition, disclosure throughout the filing has been revised to reflect the above-mentioned termination and commitment.

2. It appears that Cornell Capital, the proposed investor under your current equity line agreement, holds convertible or exercisable securities with conversion prices or exercise prices that will fluctuate with a market price rate. Please be advised that equity line agreements with any proposed investor that holds convertible or exercisable securities that have market-price sensitive conversion or exercise prices will not be viewed as arrangements that are binding on the investor in the manner required by Interpretation 4S of the March 1999 supplement to the telephone interpretation manual. We note that the purchase obligation of the holder of the security with a market-sensitive conversion or exercise rate under the equity line can affect the purchase obligations under the equity line.

On February 28, 2005, SpeechSwitch and Cornell Capital replaced the convertible debentures of SpeechSwitch held by Cornell Capital with non-convertible notes of SpeechSwitch. Please see the revised disclosure throughout the registration statement and the Termination Agreement and Promissory Note, each of which is filed as an exhibit thereto.

Prospectus Summary

Overview, pp. 1-3
-----------------

3.    We note your revised disclosure in response to our prior comment no.
      10. Please disclose the cash balance iVoice will be retaining in your discussion of what iVoice's management and board considered in establishing your initial capitalization. Please also supplementally inform us why iVoice will need to expand its research and development efforts in light of your disclosure in the first paragraph which seems to suggest that iVoice's business will merely consist of licensing its current intellectual property assets.

Disclosure had been added to pages 1 and 2 of the registration statement. Immediately after the Distribution (and the distributions to the stockholders of iVoice Technology and Deep Field Technology), SpeechSwitch anticipates that its business will consist primarily of licensing its current intellectual property assets. However, in the future, SpeechSwitch may determine that it is the best interest of the SpeechSwitch stockholders to develop new intellectual property or acquire additional companies and/or businesses.

Potential Dilution Due to Conversion at Below Market Price

4. It appears that intangible assets of approximately $16,800 should be deducted in calculating net tangible book value at September 30, 2004. Please advise or revise.


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For the year ended December 31, 2004, the Company deducted $14,400 from its net tangible book value, which represented the intangible asset value at December 31, 2004. Disclosure has been revised on p. 10 of the registration statement to reflect this deduction.

5. Please include a risk factor discussing the penny stock rules and the additional risks classification of the securities as a "penny stock" poses to shareholders.

Disclosure has been added to pages 25 and 26 of the registration statement.

SpeechSwitch has in the past and may in the future sell additional unregistered convertible securities..., pp. 14-15
------------------------------------------------------------------

6. We note your new risk factor in response to our prior comment no. 8. Your statement in the second bullet of the risk factor discussing a risk of "increasing the potential profits to the holder when the price per share later increases" does not appear to be a risk to investors. Your current investors would share proportionately in an increasing share price. It appears that the pertinent risk is a further depressed stock price as the shares are issued in greater numbers and at a discount to the market price. A sale of such shares in the market would likely result in further downward pressure on the stock price. Please revise or otherwise explain to us why this is a risk.

We have revised our disclosure on page 14 of the registration statement.

SpeechSwitch may depend on distribution by resellers and distributors for a significant portion of revenues, p. 19
---------------------------------------------------------------------------

7. We note your response to our prior comment nos. 28 and 29. It appears that you have material relationships with the four customers that comprise 51% of your revenue. Please identify such customers and disclose the amount of your sales represented by each such customer here or in your business discussion? Additionally, such material agreements and any related assignment and consent may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10) of Regulation S-K. Be advised that agreements with customers contributing in excess of ten percent of your revenues generally will not be viewed by us as "ordinary course" contracts. Further, please reconcile your disclosure under "Manage OEM and Reseller Accounts" on page 40 with your disclosure in this risk factor and specify on page 40 the percentage of your sales that are derived on a direct basis.

SpeechSwitch does not have any material relationship with any distributor or reseller. We do not derive 10% or more of our sales from any single distributor or reseller on a year-to-year basis. Although we do have contracts with a number of distributors or resellers, those contracts are entered into in the ordinary course of the Company's business and we do not consider any of such contracts to be material under the standards set forth in Item 601(b)(10) of Regulation S-K and, therefore, do not believe it is necessary to file any such contract as an exhibit to the registration statement. Disclosure has been added on page 19 of the registration statement.


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

The Distribution of SpeechSwitch Class A Common Stock may result in tax liability to you, pp. 23-24
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8.    We note your response to our prior comment no. 36.  The business appears to have historically generated book-basis losses and would appear to do so again in the current fiscal year. Why do you believe these financial accounting results will vary substantially from the tax-basis results?

SpeechSwitch does not necessarily believe that the financial accounting results will vary substantially from the tax-based results and the disclosure, in fact, provides that SpeechSwitch does not have any accumulated earnings and profits. However, it cannot accurately predict at this time whether it will have any current earnings and profits (i.e., earnings and profits for the current year). Moreover, please note that the Distribution itself may give rise to current earnings and profits for iVoice.

      Notwithstanding your assertion that the transaction is a taxable transaction, the transaction appears to effectively be tax-free and would likely be understood as such by investors in accordance with the tax formulation you present.

We respectfully submit that the disclosure clearly provides that the distribution will only be taxable if there are current or accumulated earnings and profits (or the Distribution exceeds the shareholder's basis in its iVoice shares plus its share of any such earnings and profits). The statement that the distribution is a taxable transaction indicates that iVoice shareholders may be required to recognize income or gain. This is to distinguish the tax consequences of this transaction from a tax-free distribution in which shareholders do not recognize gain regardless of the extent of the company's earnings and profits, the value of the shares received and the shareholders' basis in their iVoice shares, all of which are relevant to the extent that an iVoice shareholder is taxed with respect to the receipt of SpeechSwitch shares, as the disclosure indicates.

      Please provide a tax opinion supporting the tax consequences you describe.

Our counsel informs us that to the best of their recollection, they have never been required (or asked) to provide a tax opinion with respect to disclosure in this type of transaction, and we do not believe that one is necessary here. That a shareholder may be taxed upon the receipt of a corporate distribution is the normative rule. Section 61(a) of the Internal Revenue Code of 1986, as amended (the "Code"), provides that "gross income means all income from whatever source derived, including ... dividends." It is also black letter law that the portion of the distribution that is treated as a dividend is limited to the distributing corporation's current or accumulated earnings and profits. See Code sections 301 (distribution to shareholders, including fair market value of property distributed, includable in income to the extent treated as a dividend) and 316 (dividend defined to include current or accumulated earnings and profits). Section 301 also sets forth the rules described in the disclosure relating to the treatment of distributions in excess of any earnings and profits. If, on the other hand, the disclosure were to state that the distribution would be governed by a tax-free section of the Code, then an opinion supporting that result would be warranted, but that is not the case here.

      Please also consider setting forth in your later tax section an example of how a sample stockholder determines their tax liability based on your earnings and profit.

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

We also do not believe that setting forth a specific example is necessary or particularly helpful. The results are relatively straightforward. Moreover, each shareholder's situation may differ and an example that may be relevant to one shareholder may not be helpful to another and could cause confusion rather than clarity. Nonetheless, we set forth below an example which we will include in the disclosure if required.

            "For example, assume that (i) the fair market value on the date of the Distribution of an SpeechSwitch share received is $1.00, (ii) iVoice has no current or accumulated earnings and profits as of the end of the year of the Distribution, and (iii) a shareholder has a $0.60 basis in each of its iVoice shares. The shareholder would not be treated as receiving a dividend, its basis in its iVoice shares would be reduced to zero, it would recognize a capital gain of $0.40 per SpeechSwitch share received and its basis in each share received would be $1.00."

      In light of the fact that your current earnings and profit cannot be determined until year-end and that the determination of such earnings and profit for tax purposes may differ from such determinations for financial reporting purposes, please discuss whether you or iVoice intends to provide such earnings and profit information to your distributee-shareholders when available or otherwise how they may obtain such information.

Disclosure has been added to page 58 of the registration statement.

      Please also clarify your disclosure to indicate whether the earnings and profit for each shareholder are calculated on a pro rata basis as of the date of the distribution.

Disclosure has been added to page 58 of the registration statement.

      Also discuss in your later tax section the tax implications of a shareholder who sells your stock during the year having not yet received their current earnings and profits information.

We do not believe it is necessary to discuss the consequences to a shareholder who sells its SpeechSwitch stock before SpeechSwitch provides its earnings and profits information to its shareholders, since such a shareholder generally would not need to compute its gain or loss from the sale until after the earnings and profits information is provided. In any event, SpeedSwitch will not know the extent of its earnings and profits until the end of its current taxable year.

      Further, your response states that the governing rule is that the distribution is taxable to the extent of the lesser of (1) the fair
      market value of the shares and (2) the earnings and profit.   Your
      disclosure, however, seems to suggest that a distributee-shareholder will be taxed on the fair market value of the shares to the extent of any earnings and profit with any excess treated as a tax-free return of capital and thereafter as capital gain. Please explain.

The response should have stated that the distribution is taxable as a dividend to the extent of the lesser of (i) the fair market value of the shares received and (ii) the current or accumulated

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

earnings and profits of iVoice. That formulation is the same as the statement in the disclosure that the distribution will be treated as a dividend equal to the fair market value of the shares received to the extent of iVoice's current or accumulated earnings and profits.

      Please also revise the tax matters disclosure to specify the date upon which the fair market value of the shares received in the distribution will be determined for purposes of determining their basis.

Disclosure has been added to page 58 of the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, pp. 26-27
-------------------

9. We note your disclosure in your prospectus summary discussing the board's balancing of iVoice's prospective capital requirements with the more likely ability of obtaining financing for the unified messaging software business. Your disclosure in this section starting with the sixth sentence of the last paragraph of this section suggests otherwise. Please also reconcile your statement that "the board has elected not to transfer any part of the working capital balance of iVoice" with the following statement that "iVoice has the ability to satisfy its working capital needs." Please clarify your disclosure.

Disclosure has been clarified on pages 27 and 28 of the registration statement.

Separation from iVoice, pp. 27-29
---------------------------------

10. With respect to your disclosure regarding the administrative services agreement, do you plan to seek replacement services or provide the services for yourself in the near future? We note your response to our prior comment no. 32 stating your intent to maintain the agreement for the foreseeable future as well as your lack of any current plans to expand personnel.

SpeechSwitch has no current intention to terminate the administrative services agreement, seek replacement services or provide services for itself in the near future. Disclosure has been added on page 30 of the registration statement.

Results of Operations for the Nine Months Ended September 30, 2004 as Compared with the Nine Months Ended September 30, 2003, pp. 29-30
---------------------------------------------------------------------

11. The discussion of gross margin for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 mentions a change in the products and services mix being sold, by providing more consulting and maintenance services. However, the section on critical accounting policies for revenue recognition discloses that the company derives 100% of its revenues from licensing of the company's product and none from optional support services. We note that the financial statements do not disclose that the company has generated revenues from services, or is engaged in consulting. Please revise so as to be consistent. Further, please provide disclosure in your business section with respect to the consulting and maintenance services that you


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

      provide. Please also explain to us the basis for attributing the change in gross margin to product/service mix as opposed to price changes. Do price changes no longer play a role in your change in gross margin for the nine-month and fiscal year periods? Please also disclose the nature of the change in product mix and why such change occurred.

Disclosure has been revised on page 30 of the registration statement. The change in gross margin is attributed to changes in the product/service mix rather than pricing changes. At times, we have contracts that require us to provide more service in connection with a sale than is typical. In these cases, there is a change in gross margin.

12. We are unable to reconcile the gross margin for the nine months ended September 30, 2004 with your financial statements. Please tell us how you computed gross margin. Further, please note that the numbers disclosed for your loss from operations appears to be for net loss.

The gross margin reflected on p. F-17 of Amendment No. 1 to the Registration Statement ("Amendment No. 1") for the nine months ended September 30, 2004 were reflected in Management's Discussion and Analysis of Financial Condition and Results of Operations for Amendment No. 1. Gross margin was calculated as the net sales less the cost of sales.

13. Please explain to us how a $333,326 increase in interest expense for the nine-month period can be attributed to $400,000 in convertible debentures.

Interest expense shown on the financial statements includes the write off of financing costs. This amounted to $406,150 for the nine months ended September 30, 2004 and $78,910 for the nine months ended September 30, 2003.

Results of Operations for the Year Ended December 31, 2003 as Compared with the Year Ended December 31, 2002, pp. 30-31
---------------------------------------------------------------------------

14. Please discuss the cause for the reduction in professional and consulting fees that resulted in a decrease of $314,126 in general and administrative expense.

The reduction of $314,126 in general and administrative expense for twelve months ended December 31, 2003 as compared to the twelve months ended
December 31, 2002 was the result of working capital constraints on the Company and iVoice, Inc. In mid-to-late 2003, the Company and iVoice were better able to utilize professional and consulting services that were hampered in late 2002 through the middle of 2003. This resulted in a greater efficiency of the Company and a reduction in general and administrative costs.

Liquidity and Capital Resources, pp. 31-33
------------------------------------------

15. Please revise your disclosure in the second paragraph of this section. It does not appear that you are raising any proceeds in this public offering. Further, please file the agreement whereby Mr. Mahoney has agreed to accept Class B common stock in satisfaction of your obligations under his employment agreement. If an oral agreement, please file a written description of the material terms of such agreement. Please also revise your disclosure to discuss the material terms of the agreement. At what price will

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

      the Class B common stock be exchanged for your obligations under their employment agreements?

Disclosure has been revised on page 31 of the registration statement. Mr. Mahoney's agreement to accept Class B common stock in satisfaction of certain employment agreement obligations is being filed as an exhibit to the registration statement concurrently with this filing.

16. We note your revised disclosure regarding the fee to be paid to Cornell Capital Partners in connection with the convertible debentures. Please disclose whether this fee has and how it will be paid.

Disclosure has been added on page 32 of the registration statement.

17. We note your revised disclosure in the second paragraph on page 32. Please clarify the minimum duration of the period for which you expect the annual going-forward expenses will be no more than $466,000.
      Please elaborate on the minimum period of planned operations you expect you will be able to fund with the proceeds from the sale of the secured convertible debentures.

Disclosure has been added on page 33 of the registration statement.

18. Please explain the events that led to and the basis for the change in aggregate book value of the speech recognition software business assets from $3,000,000 to $16,800 and when such a change was determined necessary. Was a third-party valuation made of the assets which resulted in the revaluation?

The change in the aggregate book value of the speech recognition software business assets from $3,000,000 to $16,800 occurred when the preferred stock component of the contemplated transactions was removed by management. The $16,800 represents the book value of the assets being transferred to us by our parent, iVoice, Inc. The remaining $2,983,200 had represented the value of the convertible preferred piece of the transaction. No third-party valuation was made of the assets.

SpeechSwitch's Management

19.   Please identify Mr. Knef as a director in your table presentation.

Mr. Knef has been identified as a director on the table on page 44 of the registration statement.

Employment Agreements, pp. 43-46
--------------------------------

20. In your revised disclosure with respect to Messrs. Mahoney and Knef's employment agreements, please elaborate on the fact that there are only two directors, each of which is a party to their respective employment agreements, and explain how this affects the board's ability to determine that a future termination is for cause.

Disclosure has been added on pages 45 and 46 of the registration statement.


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

Certain Relationships and Related Transactions

21. Please provide disclosure with respect to the security agreement and registration rights agreement with Cornell Capital. Please also include a risk factor discussing the risk to shareholders related to Cornell Capital's security interest in substantially all of your assets.

Disclosure with respect to the security agreement has been added on pages 1, 32 and 47 of the registration statement. The requested risk factor has been included on page 21 of the registration statement.

22. Please file the executed note made in favor of Mr. Mahoney for the principal amount of $190,000 as an exhibit and supplementally inform us how the form of note differs from the executed note, if at all. Please confirm that all other exhibits are of the executed agreements noted.

The executed promissory note is being filed as an exhibit to the registration statement concurrently with the filing. The form of note does not differ from the executed note other than that the executed note is signed and reflects the 2% interest rate.

The Distribution

Results of the Distribution, p. 55
----------------------------------

23.   Please supplementally respond to our inquiries in our prior comment no.
      61. Do you intend to adjust the distribution ratio so that the 10 million shares will be allocated among the holders? Is this why you have removed the reference to the 1-for-874 share distribution? Please explain how and when you will compute Distribution ratio to achieve the issuance of the desired 10 million shares. Will the shares held in aggregate by nominee holders or will each beneficial owner's shareholdings be used to determine the shares issuable as well as serve as the basis for any rounding determinations. Further, please supplementally provide us with an analysis of what you would do in terms of updating your disclosure, if you were to change the Distribution ratio after the effective date. Would you be able to make this change by prospectus supplement and, if so, what is the basis for such belief?

As is indicated on the back and front cover pages of the prospectus, we have increased the number of shares to be distributed in the Distribution to take into account the possibility that in excess of 10 million share will be necessary to accommodate holders holding less than the amount of shares otherwise necessary to obtain one share of our Class A common stock. We will not be changing the Distribution ratio after the effective date in a manner that would require us to distribute share in excess of those registered pursuant to the registration statement. At this time, we are not certain of the precise number of iVoice, Inc. shares outstanding and accordingly, cannot disclose the precise Distribution ratio. However, we do not anticipate that the Distribution ratio will change after the effective date of the registration statement. At such time as we are in a position to know when the effective date will be, we will request a holder's list, determine how many record stockholders there are and determine the precise number of shares to be distributed in the Distribution, rounding upward as disclosed in the registration statement. We

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

will base the Distribution on a holder's list which will set forth nominee and other record holders. As to our knowledge at least 35 % of iVoice's common stock is held through the Depository Trust Company, we will assume that we will not be able to determine the precise holdings of all beneficial holders.

Financial Statements

24. Please advise us supplementally of the reasons that general and administrative expenses and other income have been reduced by $32,334 during the nine months ended September 30, 2004.

The reduction of the $32,334 as noted in the statements for the nine months ended September 30, 2004 is the result of a reclassification of administrative fees to the parent that were reclassified to other income.
The reclassification had no effect on the net loss or the accumulated deficit for the nine months ended September 30, 2004. In the December 31, 2004 and 2003 financial statements a reclassification footnote is included in the Summary of Significant Accounting Policies on page F-13 as follows: "Certain amounts in the 2003 financial statements were reclassified to conform to the 2004 presentation. The reclassification in 2003 resulted in no changes to the net loss for that period."

Pro Forma Financial Information

25. Please refer to prior comment 69. It appears that no revision to the historical financial statements has been made to reflect the $3,000,000 impairment charge previously reported as a pro forma adjustment.
      Please revise or advise us supplementally of the reasons why such revision should not be made.

The lack of an impairment charge in the historical financial statements is due to the removal of a transaction which was to have resulted in issuance of preferred stock in payment for the transfer of assets from the parent. Since this preferred stock is no longer being issued, there is no need for an impairment charge.




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